EXHIBIT 3(a)


                    RESOLUTION ADOPTED MAY 8, 1997 BY BOARD
                    OF DIRECTORS OF INTERNATIONAL FLAVORS &
                        FRAGRANCES INC. AMENDING BY-LAWS
                       IN RESPECT OF ANNUAL MEETING DATE
                    ----------------------------------------

     RESOLVED that Section 1 of Article I of the By-laws of the Corporation, as amended, is hereby amended, effective with the 1999 Annual Meeting of Shareholders, to read in its entirety as follows:

     "SECTION 1. ANNUAL MEETING. The annual meeting of the stockholders of the Corporation for the election of directors and for the transaction of such other business as may properly come before the meeting shall be held on the third Thursday of May in each year, if not a legal holiday, and if a legal holiday, then on the next succeeding day not a legal holiday, at the office of the Corporation or at such other place and at such hour as shall be designated in the notice thereof."